

Howard Weil
34th Annual Energy Conference

New Orleans, LA
March 21, 2006

www.sug.com



Safe Harbor

This presentation and other Company reports and statements issued or made from time to time contain certain "forward-looking statements" concerning projected financial performance, expected plans or future operations. Southern Union Company cautions that actual results and developments may differ materially from such projections or expectations.

Investors should be aware of important factors that could cause actual results to differ materially from the forward-looking projections or expectations. These factors include, but are not limited to: cost of gas; gas sales volumes; gas throughput volumes and available sources of natural gas; discounting of transportation rates due to competition; customer growth; abnormal weather conditions in Southern Union's service areas; impact of relations with labor unions of bargaining-unit employees; the receipt of timely and adequate rate relief and the impact of future rate cases or regulatory rulings; the outcome of pending and future litigation; the speed and degree to which competition is introduced to Southern Union's natural gas distribution businesses; new legislation and government regulations and proceedings involving or impacting Southern Union; unanticipated environmental liabilities; ability to comply with or to challenge successfully existing or new environmental regulations; changes in business strategy and the success of new business ventures, including the risks that the business acquired and any other business or investment that Southern Union has acquired or may acquire may not be successfully integrated with the business of Southern Union; exposure to customer concentration with a significant portion of revenues realized from a relatively small number of customers and any credit risks associated with the financial position of those customers; factors affecting operations – such as maintenance or repairs, environmental incidents or gas pipeline system constraints; Southern Union's or any of its subsidiaries' debt security ratings; the economic climate and growth in the energy industry and service territories and competitive conditions of energy markets in general; inflationary trends; changes in gas or other energy market commodity prices and interest rates; current market conditions causing more customer contracts to be of shorter duration, which may increase revenue volatility; the possibility of war or terrorist attacks; the nature and impact of any extraordinary transactions, such as any acquisition or divestiture of a business unit or any asset.

Contact:
Southern Union Company
Jack Walsh, 800-321-7423
jack.walsh@southernunionco.com



Management Team

George Lindemann

Chairman, President & CEO

Eric Herschmann

Senior Executive Vice President

Rob Bond

Senior Vice President – Pipeline Operations

Craig Strehl

Senior Vice President – SU Gas Services

Jack Walsh

Director of Investor Relations



Southern Union's Transformation

Southern Union Milestones



Metro Mobile acquires Southern Union Gas

Acquisition of Pennsylvania operations

Sale of Texas operations

Acquisition of CrossCountry Energy

Announced sale of PA operations

1990 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006

Acquisition of Missouri operations

Acquisition of New England operations

Acquisition of Panhandle operations

Acquisition of Sid Richardson

Announced sale of RI operations

Actively manage portfolio of assets to increase shareholder value



SUG Today

- Equity listed on the New York Stock Exchange (NYSE:SUG)
- Equity market capitalization over $2.7 billion
    - *Approximately $80 million in 1990*
- Enterprise value over $5.5 billion
    - *Approximately $219 million in 1990*
- Total assets over $6 billion
    - *Approximately $346 million in 1990*
- Investment grade credit ratings – recently affirmed
    - BBB – Standard & Poor's
    - Baa3 – Moody's Investor Services
    - BBB – Fitch Ratings



Our Strategy to Drive Value

- Efficiently manage existing assets

- Use free cash flow to fund growth and optimize capitalization

- Continue to integrate business units

- Evaluate market opportunities
  - ▶ *Sid Richardson Energy Services*

Widespread Asset Base



New England Gas Company

Missouri Gas Energy

Panhandle Eastern Pipe Line

Transwestern Pipeline

Sid Richardson

Trunkline Gas

Florida Gas Transmission

Trunkline LNG

Sea Robin Pipeline

○ storage

Business Segments



- Transportation and Storage
  - Panhandle Energy
    - Panhandle Eastern Pipe Line
    - Trunkline Gas Company
    - Sea Robin Pipeline
    - Trunkline LNG
    - Southwest Gas Storage
  - CrossCountry Energy (50% equity interest)
    - Transwestern Pipeline (100%)
    - Florida Gas Transmission (50%)



Business Segments

- Distribution
    - Missouri Gas Energy
    - New England Gas Company (RI under contract for sale)
    - PG Energy (under contract for sale)
- Southern Union Gas Services
    - Formerly Sid Richardson Energy Services



Distribution Assets



Missouri Gas Energy

- Headquartered in Kansas City, MO
- Serves approximately 500,000 customers
- Serves 34 counties throughout MO
- Regulated by the Missouri PSC



Assets Held for Sale

PG Energy



- Headquartered in Wilkes-Barre, PA
- Serves approximately 160,000 customers
- Serves 13 counties in northeastern and central PA
- Regulated by the Pennsylvania PUC
- Announced sale to UGI for $580 million

New England Gas Co.



- Headquartered in Providence, RI
- Serves approximately 300,000 customers
- Serves the state of Rhode Island and SE Massachusetts
- Regulated by the RI PUC and the Massachusetts DT&E
- Announced sale of RI asset to National Grid for $575 million including assumed debt of $77 million



Pipeline Assets

- **Panhandle Eastern Pipe Line (PEPL)**
  - 6,500 mile 4-line system
  - 2.8 Bcf/d capacity
- **Trunkline Gas (TGC)**
  - 3,500 mile 2-line system
  - 1.5 Bcf/d capacity
- **Sea Robin**
  - 450 mile offshore system
  - 1.0 Bcf/d capacity

- **Transwestern (TW)** 50%
  - 2,400 mile bi-directional flow system
  - 2.1 Bcf/d capacity (1.2 Bcf/d west; 800 MMcf/d east)
  - 1.2 Bcf/d San Juan to mainline capacity
- **Florida Gas (FGT)** 25%
  - 5,000 mile system
  - 2.1 Bcf/d capacity



Trunkline LNG Company



Above: Artist's rendering of expanded facility.

- One of North America's largest operating facilities
- Fully contracted with high credit quality counterparty—BG Group—until 2023
- 1.2 Bcf/d baseload sendout
- 6.3 Bcf storage
- Two phase expansion underway to triple send out capacity to 1.8 Bcf/d
- Storage being expanded to 9 Bcf

Trunkline LNG is the Leading Player in LNG Sector



Growth Projects



Projects in Process

Project Name	Capacity	Est. Cost ($MM)	Est. EBIT ($MM)	In Service	SUG %	Comments
Trunkline LNG Phase I	570 MMcf/d 2.7 Bcf storage	$137	$28	Early 2006	100%	Under construction
Trunkline LNG Phase II	600 MMcf/d	$82	$16	Mid 2006	100%	Under construction
Florida Gas Phase VII	100 – 160 MMcf/d	$60 - $100	$6 - $14	Mid 2007	25%	Filed with FERC

NOTE: EBIT is equivalent to operating income under GAAP.



Projects Under Negotiation

Project Name	Capacity	Est. Cost ($MM)	Est. EBIT ($MM)	In Service	SUG %
Trunkline North Texas	600 MMcf/d	$90 - $110	Under Negotiation	Late 2007	100%
Transwestern Phoenix Lateral	500 MMcf/d	$500 - $600	Under Negotiation	Early 2008	50%
Trunkline LNG IEP	Vaporization & NGL extraction	$250 - $280	Under Negotiation	Early 2008	100%

NOTE: Estimated project costs are subject to revision based upon final project specifications.



Southern Union Gas Services



System Map and Asset Detail

SU Gas Services – Area of Operations



WEST EUNICE
COMP. STA.
JAL PLANT
KEYSTONE PLANT
COYANOSA PLANT
TIPPETT PLANT
PUTNAM
TREATER
GREY RANCH
CO 2 TREATER
SID RICHARDSON
ENERGY SERVICES CO.

Pipelines	
Total Miles	4,750
Producer Delivery Points	1,754
Current Throughput	596 Bbtu/d (1)
Field Compression HP	104,840/54,250
Gas Processing Plants	
Active Plants	4
Processing Capacity (2)	470/410 MMcfd
Processing Throughput	388 MMcfd
Field Compression HP	127,520/82,000
Treating Plants (3)	
Active Plants	6
Treating Capacity	765/590 MMcfd
Treating Throughput	426 MMcfd
Compression HP (4)	7,200/2,200

1. *As of March 1, 2006.*
2. *Active plants are expandable to 485 MMcf/d.*
3. *Each of the 4 active processing plants also contain treating plants.*
4. *Represents compression HP at the Grey Ranch and Mi Vida treating plants.*



The Sid Rich Acquisition

- On March 1, 2006, SUG closed the acquisition of Sid Richardson Energy Services Co. and related companies

- Purchase price of $1.6 billion

- SUG closed using interim financing, which will be replaced with appropriate permanent financing within the calendar year

- Sid Richardson to operate as Southern Union Gas Services



SU Gas Services Overview

- Leading provider of gas gathering and processing services in the SE New Mexico and West Texas areas of the Permian Basin

- Led by long-standing, experienced management team

- High quality asset base anchored by fully integrated pipeline system

- Strategically located throughout 16 counties surrounding one of Texas' most prolific producing regions



Overview (continued)

- Gas control group ensures optimal value is realized for residual gas and NGL production

- Attractive downstream markets include:

  - Residue gas: [1] California, Mid-con, Texas

  - NGLs: [2] Mont Belvieu

---

1. *Major connections include ATMOS Pipeline, El Paso Natural Gas Co, Energy Transfer Fuel LP, Enterprise Texas Pipeline, Transwestern Pipeline.*

2. *Major connections include Chapparal, Louis Dreyfus, and Chevron pipelines.*



Financial Information

EPS Growth Profile



Diluted EPS
$2.00
$1.50
$1.00
$0.50
$0.00
$0.66
$1.24
$1.58*
$1.70 - $1.90
FY 2003
FY 2004
CY 2005
CY 2006E

* - 2005 Diluted EPS excludes a non-cash charge of $175 million related to the impairment of goodwill for the distribution properties expected to be sold in 2006. As a result of the non-cash charge related to the impairment, the Company reported EPS of $0.03.

Note: Prior period EPS amounts have been adjusted to reflect the 5% stock dividend paid to shareholders on September 1, 2005. 2006 GAAP guidance includes contributions from the Sid Richardson acquisition for ten months, closing of the LDC sales prior to the end of the third quarter, and excludes projected one-time charges related to the announced LDC sales.

Segment Operating Income



($000)
$300,000
$250,000
$200,000
$150,000
$100,000
$50,000
$0
2002
2003
2004
2005
Distribution
Transportation

As we have changed our asset focus, we have demonstrated measured growth…

Note: Data shown represents fiscal years ended June 30, 2002 and 2003 and calendar years ended December 31, 2004 and 2005. 2005 data excludes a non-cash charge of $175 million related to the impairment of goodwill associated with the Company's distribution businesses under contract to be sold in 2006.



Respect for the Balance Sheet



...and improved our balance sheet.

We have accomplished this with a combination of prudent financing and strong internal equity formation.

Note: Debt/Cap ratio as of December 31 for periods shown; provides 100% equity credit for preferred stock and convertible equity units.

Dividend Policy



- Recently, SUG's Board approved a modest cash dividend of $.40 per share ($45 mm annual cash cost)

- Dividend declared and payable April 14, 2006

- This will replace the 5% stock dividend previously issued

- Having a cash yield gains access to a broader base of investors

- The decision reflects continued confidence in the cash flows and earnings of SUG